UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  4 )*

APOGEE TECHNOLOGY, INC.

(Name of Issuer)

Common

(Title of Class of Securities)

03760F100

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0376F100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H.M. Stein Associates, Herbert M. Stein, General Partner

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,466,334

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,466,334

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,334

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.39%

12.	Type of Reporting Person* (See Instructions) OO

*The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation.  Mr. Stein has an 8% general partnership interest in H.M. Stein Associates. Mr. Stein and his wife, Renee Stein, are the sole stockholders of Fairlee Corporation, which has a 1% general partnership interest in H. M. Stein Associates.  Mr. Stein disclaims beneficial ownership of 91% of the shares held by H. M. Stein Associates.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herbert M. Stein

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 886,100

	6.	Shared Voting Power 1,577,734

	7.	Sole Dispositive Power 886,100

	8.	Shared Dispositive Power 1,577,734

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,463,834

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 19.51%

12.	Type of Reporting Person* (See Instructions) IN

*With respect to 1,466,334 of these shares, Herbert M. Stein has shared voting and investment power but denies beneficial ownership of 91% of such shares.

Item 1.
	(a)	Name of Issuer APOGEE TECHNOLOGY, INC.
	(b)	Address of Issuer’s Principal Executive Offices 129 Morgan Drive Norwood, Massachusetts 02062
Item 2.
	(a)	Name of Person Filing H. M. Stein Associates, Herbert M. Stein, General Partner Herbert M. Stein
	(b)	Address of Principal Business Office or, if none, Residence 71 Fairlee Road Waban, Massachusetts 02468
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 03760F100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
This statement is being filed on behalf of H.M. Stein Associates and Herbert M. Stein.
	4.1	H.M. Stein Associates, Herbert M. Stein, General Partner
	(a)	Amount beneficially owned: 1,466,334

The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates. Mr. Stein and his wife, Renee Stein, are the sole stockholders of Fairlee Corporation, which has a 1% general partnership interest in H.M. Stein Associates. Mr. Stein disclaims beneficial ownership of 91% of such shares.

	(b)	Percent of class: 12.39%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,466,334
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,466,334
4.2 Herbert M. Stein
	(a)	Amount beneficially owned: 2,463,834
	(b)	Percent of class: 19.512%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 886,100
(ii) Shared power to vote or to direct the vote 1,577,734
(iii) Sole power to dispose or to direct the disposition of 886,100
(iv) Shared power to dispose or to direct the disposition of 1,577,734
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates.  Mr. Stein and his wife, Renee Stein, are the sole stockholders and President of Fairlee Corporation, which has a 1% general partnership interest in H.M. Stein Associates. Mr. Stein disclaims beneficial ownership of 91% of the shares held by H.M. Stein Associates.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

*       With respect to 1,466,334 of these shares, Herbert M. Stein has sole voting and investment power but denies beneficial ownership of 91% of such shares.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Herbert M. Stein
Signature
`
Herbert M. Stein/H. M. Stein Associates
Name/Title

Date

/s/ Herbert M. Stein
Signature

Herbert M. Stein
Name/Title

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Shares of Apogee Technology, Inc., dated February 14, 2005 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k)(iii) under the Securities Exchange Act of 1934.

Dated: February 14, 2005

H.M. STEIN ASSOCIATES.

By:	/s/ Herbert M. Stein

Herbert M. Stein

HERBERT M. STEIN

By:	/s/ Herbert M. Stein

Herbert M. Stein